UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

Chief Executive Officer

5755 Central Avenue

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by SpectraLink Corporation (“SpectraLink” or the “Company”), a Delaware corporation, relating to the tender offer made by Spyglass Acquisition Corp., a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (“Polycom”), as set forth in a Tender Offer Statement filed by Offeror and Polycom on Schedule TO, dated February 20, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock of the Company at a price of $11.75 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by Polycom and Offeror on February 20, 2007 and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection:

“The Offer.

As of the expiration of the initial offering period of the Offer at 12:00 Midnight, New York City time, on March 20, 2007, approximately 17,729,176 shares of Common Stock (which includes 441,746 shares of Common Stock that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing approximately 90.0% of the outstanding shares of Common Stock. Offeror has accepted for payment all tendered shares in accordance with the terms of the Offer.

Offeror commenced a three business day subsequent offering period for all remaining shares of Common Stock at 12:01 a.m. New York City time on March 21, 2007. During the subsequent offering period, shares of Common Stock will be accepted for payment at the same $11.75 per share Offer Price paid during the initial offering period and purchased promptly as they are tendered. The subsequent offering period will expire at 12:00 Midnight, New York City time, on March 23, 2007, unless extended by Offeror.

The purpose of the subsequent offering period is to hold at least 90% of the outstanding shares of Common Stock and give the Company stockholders who did not tender their Common Stock in the initial offering period the opportunity to participate in the Offer and receive the $11.75 per share Offer Price on an expedited basis.

Offeror may extend the subsequent offering period, and, if extended, Offeror will issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire. During the subsequent offering period, the procedure for tendering shares will be the same as that used during the initial offering period. Offeror will accept for payment and promptly pay for shares of Common Stock as they are tendered during the subsequent offering period and therefore shares of Common Stock tendered during the subsequent offering period may not be withdrawn. Stockholders who tender shares of Common Stock during the subsequent offering period will receive the same cash consideration paid to stockholders during the initial offering period of $11.75 per share without interest thereon, less any required withholding taxes.

Pursuant to the terms and conditions of the Merger Agreement, Offeror will be merged with and into the Company as soon as practicable after the expiration of the subsequent offering period (as it may be extended). In connection with the Merger, all outstanding shares of Common Stock not purchased in the initial or subsequent offering periods (other than shares of Common Stock owned by (i) the Company, Offeror or Parent and (ii) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $11.75 per share in cash, without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007	SPECTRALINK CORPORATION

	By:	/s/ Leah Maher

	Name:	Leah Maher

	Title:	Executive Vice President and General Counsel